UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendement No.1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-35078

POINTS INTERNATIONAL LTD.
(Translation of registrant's name into English)

171 John Street, 5th Floor, Toronto, Ontario, M5T 1X3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Annual Report - Revised

99.2	Notice of Meeting and Management Information Circular (incorporated by reference to Exhibit 99.2 on Form 6-K filed by the Company on March 30, 2012)

99.3	Notice of Annual Meeting of Shareholders (incorporated by reference to Exhibit 99.3 on Form 6-K filed by the Company on March 30, 2012)

99.4	Form of Proxy (incorporated by reference to Exhibit 99.3 on Form 6-K filed by the Company on March 30, 2012)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTS INTERNATIONAL LTD.
(Registrant)

Date: April 20, 2012	By:	/s/ Mr. Anthony Lam

Mr. Anthony Lam
	Title:	Chief Financial Officer